American funds college target date series

AMENDED AND RESTATED ADMINISTRATIVE SERVICES AGREEMENT

WHEREAS, American Funds College Target Date Series (the “Series”), is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company that consists of the funds set forth on Exhibit A (each a “Fund” and collectively the “Funds”) and may offer additional series of funds in the future;

WHEREAS, each Fund offers Class 529-A shares, Class 529-C shares, Class 529-T shares, Class 529-E shares, Class 529-F-1 shares, Class 529-F-2 shares and Class 529-F-3 shares of beneficial interest (collectively “Class 529 shares” or the “shares”);

WHEREAS, Capital Research and Management Company (the “Investment Adviser”), is a Delaware corporation registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and related services to the Series and to other investment companies;

WHEREAS, the Series wishes to have the Investment Adviser assist financial advisers and other intermediaries with their provision of service to shareholders of the Series and to arrange for and coordinate, monitor and oversee the activities performed by the third parties with which affiliates of the Investment Adviser contract for the provision of sub-transfer agency services (the “administrative services”);

WHEREAS, the Investment Adviser is willing to perform or to cause to be performed such administrative services for the Series’ shares on the terms and conditions set forth herein; and

WHEREAS, the Series and the Investment Adviser wish to enter into an Amended and Restated Administrative Services Agreement (“Agreement”) whereby the Investment Adviser would perform or cause to be performed such administrative services for each Fund’s shares;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.                  Services. During the term of this Agreement, the Investment Adviser shall perform or cause to be performed the administrative services set forth in Exhibit B hereto, as such exhibit may be amended from time to time by mutual consent of the parties.

2.                  Effective Date and Termination of Agreement. This Agreement shall become effective on September 9, 2025 and unless terminated sooner it shall continue in effect until April 30, 2026. It may thereafter be continued from year to year only with the approval of a majority of those Trustees of the Series who are not “interested persons” of the Series (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Agreement or any agreement related to it (the “Independent Trustees”). The effective and termination dates of this Agreement with respect to the Funds are set forth on Exhibit A. This Agreement may be terminated as to the Series as a whole or any Fund in the Series or class of shares of the Funds individually at any time by vote of a majority of the Independent Trustees. The Investment Adviser may terminate this agreement upon sixty (60) days’ prior written notice to the Series.

3.                  Amendment. No material amendment to this Agreement shall be made unless such amendment is approved by the vote of a majority of the Independent Trustees.

4.                  Assignment. This Agreement shall not be assignable by either party hereto and in the event of assignment shall automatically terminate forthwith. The term “assignment” shall have the meaning set forth in the 1940 Act. Notwithstanding the foregoing, the Investment Adviser is specifically authorized to contract with its affiliates for the provision of administrative services on behalf of the Series.

5.                  Issuance of Additional Series of Funds. This Agreement may be adopted, amended, continued or renewed with respect to an additional series of shares as provided herein, notwithstanding that such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series of shares of the Series.

6.                  Choice of Law. This Agreement shall be construed under and shall be governed by the laws of the State of California, and the parties hereto agree that proper venue of any action with respect hereto shall be Los Angeles County, California.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate original by their officers thereunto duly authorized, as of September 9, 2025.

CAPITAL RESEARCH AND MANAGEMENT COMPANY	AMERICAN Funds College target date SERIES

By: /s/ Walt Burkley	By: /s/ Courtney R. Taylor
Walt Burkley	Courtney R. Taylor
Senior Vice President & General Counsel	Secretary

EXHIBIT A

to the

American Funds College Target Date Series

Amended and Restated Administrative Services Agreement

Fund	Effective Date	Termination Date
American Funds College 2042 Fund	September 9, 2025	April 30, 2026
American Funds College 2039 Fund	September 9, 2025	April 30, 2026
American Funds College 2036 Fund	September 9, 2025	April 30, 2026
American Funds College 2033 Fund	September 9, 2025	April 30, 2026
American Funds College 2030 Fund	September 9, 2025	April 30, 2026
American Funds College 2027 Fund	September 9, 2025	April 30, 2026
American Funds College Enrollment Fund	September 9, 2025	April 30, 2026

EXHIBIT B

to the

Amended and Restated Administrative Services Agreement

1.       Assisting Financial Intermediaries in their Provision of Shareholder Services

The Investment Adviser shall assist financial advisers and other intermediaries in their provision of services to shareholders of the Series. Such assistance shall include, but not be limited to, responding to a variety of inquiries such as cost basis information, share class conversion policies, distribution requirements, Series investment policies and Series market timing policies. In addition, the Investment Adviser shall provide such intermediaries with in-depth information on current market developments and economic trends/forecasts and their effects on the Series and detailed Series analytics, and such other matters as may reasonably be requested by financial advisers or other intermediaries to assist them in their provision of service to shareholders of the Series.

2.       Coordination, Oversight and Monitoring of Service Providers

The Investment Adviser is responsible for establishing and maintaining a framework to oversee third-party service providers engaged by its affiliates to perform sub-transfer agency services. In doing so the Investment Adviser shall establish processes to assess adherence to the terms of applicable agreements with third-party service providers, the funds’ then current prospectuses, and other regulatory requirements and applicable standards. These oversight processes may, but need not, include assessing the controls of third-party service providers as to: (i) transaction processing, (ii) shareholder communications, (iii) commission/fee calculations, (iv) cash and share reconciliations, (v) risk governance programs, (vi) information security programs, and (vii) business continuity/disaster recovery programs.